Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

January 25, 2024

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Life Insurance Company

Transamerica Structured Index Advantage® Annuity

Form S-1/A Registration Statement (File No. 333-269398)

Request for Selective Review

Mr. Cowan:

On behalf of Transamerica Life Insurance Company (“Transamerica”) and the Transamerica Structured Index Advantage® Annuity (File No. 333-269398), we respectfully request selective review of the Form S-1/A Registration Statement filed on January 25, 2024 (accession number 0001193125-24-015281) pursuant to Division of Investment Management IM Guidance Update No. 2016-06 (December 2016) (the “2016 IM Guidance”). In the 2016 IM Guidance, the Commission staff encouraged registrants to request selective review of a filing “that contains disclosure that is not substantially different from the disclosure contained in one or more prior filings by the [Registrant] or other [Registrants] in the complex.”

In support of our request, and as instructed in the 2016 IM Guidance, we state as follows:

•	Compared to prior filings, the material changes made in the Form S-1/A Registration Statement may be summarized as:

•	Changing fees on Return of Premium rider:

•	Including age bands;

•	Adding a 50 basis point fee to the 71 to 80 year old age band.

•	Adding new Index and new Index Account Options:

•	Adding First Trust Equity Edge Index

•	1-, 2-, and 6-year Crediting Periods;

•	10%, 15%, and 20% Buffer options.

•	iShares Russell 2000 ETF Index

•	Adding 6-year Crediting Period.

•	iShares U.S. Technology ETF

•	Adding 6-year Crediting Period.

•	Other than the material changes noted above, we believe there are no specific areas in the registration statement that warrant particular attention.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Except for the changes described above, the disclosure in the registration statement is the same as the disclosure in the currently effective registration statement previously reviewed by the Commission. Therefore, we respectfully submit that the Commission staff can focus its review on the disclosure changes detailed above.

Thank you for your time and attention to this matter. Please direct any questions or comments to me at (720) 488-7884, or via email at brian.stallworth@transamerica.com.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Assistant General Counsel
Assistant Secretary
Transamerica Life Insurance Company